Manuel Garciadiaz +1 212 450 6095 manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

July 10, 2023

Re:	Crescera Capital Acquisition Corp. Form 10-K for the Fiscal Year Ended December 31, 2022 File No. 001-41081 Filed April 14, 2023

Mr. Steve Lo
Ms. Kimberly Calder
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Mr. Lo and Ms. Calder:

On behalf of our client, Crescera Capital Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 26, 2023 (the “Comment Letter”), regarding the annual report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) publicly filed with the Commission on April 14, 2023 via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.	We note disclosures in your Schedule 14A filed on April 19, 2023 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company intends to include the referenced disclosure in its future periodic reports.

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Please do not hesitate to contact me at (212) 450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rafael Moreira Pereira, Chief Financial Officer, Crescera Capital Acquisition Corp.